UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Carga increases connectivity in Monterrey

•	Monterrey-Dallas-Asia air-land bridge
•	Monterrey-Cancún-Europe air corridor

Monterrey, Mexico, April 18, 2008 -- Grupo Aeroportuario del Centro Norte, known as OMA, announces that its OMA Carga freight service business has launched two new initiatives that will increase the connectivity for air freight at the Monterrey airport, in order to meet the growing needs of companies in the region for high quality services to move merchandise and inputs around the world rapidly.

Together with EVA Air and Mexpress, OMA Carga inaugurated a combined air-land service between Monterrey and destinations in Asia, via Dallas, at competitive prices with delivery times of 2-5 days, compared to the 7-14 days that was previously available.

In addition, through an agreement with Caribe Cargo and Leisure Cargo, OMA Carga inaugurated a new Monterrey-Cancun-Europe air freight corridor that will connect Monterrey with more than 300 international destinations. Freight will be carried via Cancún to and from OMA Cargo Monterrey on Aladia Airlines, which is the newest member of Grupo Leisure Cargo.

With the ongoing development of connectivity for air freight, OMA Carga is increasing its services to meet the needs of the principal freight consolidators in the region, customs agents, and companies with trading partners around the world.

OMA expects to continue its strategy of diversification through the development of new businesses such as OMA Carga.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 900 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: April 18, 2008